

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2021

James W. McCabe
Chief Executive Officer
Maverick Energy Group, Ltd.
135 Jenkins Street
Suite 105B, #356
St. Augustine, FL
32086

> **Re: Maverick Energy Group, Ltd.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed June 29, 2021**
> **File No. 024-11407**

Dear Mr. McCabe:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February5, 2021 letter.

Amendment to Form 1-A filed on June 29, 2021

Risk Factors
Importance of Future Prices of Oil and Gas , page 13

1.   We note your response to prior comment 3. Since you own interests in oil and gas producing properties, please provide the disclosure required by Item 7(c) and Part F/S(b)(6) of Form 1-A, or explain to us why you believe it is not required.

Managements Discussion and Analysis of Financial Condition and Results of Operations, page 20

2.   Please revise your discussion of the financial condition, changes in financial condition and results of operations to provide a comparative discussion for each year and interim period for which financial statements are required. Please note that your revised disclosure should include the causes of material changes between periods and provide the specific reasons and factors contributing to these material changes. See Item 9(a) in Part II of Form 1-A.

Our Business Overview
USR Technology License Agreement, page 25

3.   We note your disclosure on page F-20 that effective January 9, 2021, you signed a "Non-Exclusive USR License Agreement" with USR Resources, LLC (USRR). Please update your disclosure here accordingly and file this agreement as an exhibit to your offering statement. Please also clarify whether you have issued the 30,000,000 restricted common shares to USRR and paid the $100,000 due to USRR under your promissory note, payable in July 2021. In this regard, we note your press release dated January 19, 2021 announcing the closing of the acquisition of this license and your related payment of $1,000,000 in stock and cash.

Principal Stockholders, page 37

4.   We note your response to prior comment 3, and reissue such comment. Please update your principal stockholder table to reflect ownership information as of the most recent practicable date. In that regard, we note that the table gives information on ownership of your securities as of December 31, 2020.

Maverick Energy Group, Ltd., Table of Contents, page F-1

5.   Please present balance sheets as of the two most recently completed fiscal year ends, December 31, 2020 and 2019. See Part F/S(b)(3)(A) of Form 1-A.

Exhibits

6.   We note your disclosure on page F-11 that during the first quarter of 2021, you had secured, but had not received the proceeds of, a $400,000 loan for the specific purpose of drilling Maverick's first horizontal well with USR. Please describe the material terms of this loan and file the agreement for this loan as an exhibit to your offering statement.

General

7.   We note your response to prior comment 10. It appears that the press release dated December 15, 2020 is "testing the waters material" as described in Item 17(13) of Part III of Form 1-A. Please file such press release as an exhibit to your filing, or tell us why you

believe it is substantively the same as information provided in the offering statement or other filed materials. It also appears that such press release includes information that is not included in your offering circular, including information regarding the indication of interest received, and post-money valuation. If material, please disclose in the offering circular the indication of interest received, and clarify, if true, that such indication of interest is not binding. Similarly, if material, please disclose in your offering circular the post-money valuation described in the press release and clarify the basis for such valuation, including any material assumptions.

You may contact Brian McAllister, Staff Accountant, at 202-551-3341 or Craig Arakawa, Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Ernest M. Stern, Esq.